FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Anderson Mark A. (Last) (First) (Middle) 520 Main Avenue (Street) Fargo ND 58124 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Community First Bankshares, Inc. CFBX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year April 1, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

 /X /   Director

 /X /   Officer (give title below)

 /  /   10% Owner

 /  /   Other (specify below)
         President & CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 / X/   Form filed by One Reporting Person

 /  /   Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (CFBX)								285,184	D
								3,277	I	Uniform G to Minors
								9,068	I	401 (k)
	4/1/03	4/4/03	1		5,151	D	$ 25.3245	0 (a)	I	SERP

(a) Intra plan transfer of phantom stock units, not at the volition of the insider.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option	14.00							(1)	2/8/10	Common Stock	60,000		40,000	D
Option	19.3125							(1)	2/6/11	Common Stock	50,000		41,666	D
Option	24.25							(1)	2/5/12	Common Stock	60,000		60,000	D
Option	26.25							(2)	2/2/09	Common Stock	16,361		16,361	D
Option	26.25							(3)	2/8/10	Common Stock	13,727		13,727	D
Option	26.25							(4)	2/6/11	Common Stock	6,853		6,853	D
Option	$27.23							(2)	2/2/09	Common Stock	15,979		15,979	D

Option (Right to buy)

 Explanation of Responses:
(1) The option becomes exercisable with respect to one-third of the shares per year, commencing one year from the date of grant, which is also nine years prior to the expiration date.

(2) Option acquired via reload feature of $19.5625 option grant.

(3) Option acquired via reload feature of $14.00 option grant.

(4) Option acquired via reload feature of $19.3125 option grant.

/s/ Galen O. Skarphol *** ** Signature of Reporting Person	April 1, 2003 Date

***Attorney-in-fact, pursuant to Power-of-Attorney dated September 5, 2002.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002